   EXHIBIT 8: LIST OF SUBSIDIARIES

   Name of Subsidiary                                  Place of Incorporation
   ------------------                                  ----------------------

   VocalTec Communications Inc.                             Delaware
   VocalTec Communications Japan KK                         Japan
   VocalTec Communications Deutschland GmbH                 Germany
   VocalTec Communications Hong Kong Limited                Hong Kong
   VocalTec Communications International B.V.               Netherlands
   VocalTec Communications Italy S.r.l.                     Italy
   VocalTec Communications Australia Pty Ltd.               Australia
   VocalTec Communications Singapore Pte Ltd.               Singapore
   VocalTec Communications France SAS                       France
   VocalTec Communications Spain S.L.                       Spain
   VocalTec Communications Sweden AB                        Sweden